# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pangaea Logistics Solutions Ltd., CIK 0001606909
CUSIP: G6891L105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 109 Long Wharf, Newport, Rhode Island (RI), 02840
Date of event which requires filing of this statement: 03/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001997983

## Reporting persons
- Maureen Maze: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,151,988; shared voting power 0; sole dispositive power 3,151,988; shared dispositive power 0; aggregate amount beneficially owned 3,151,988 (4.83% of the class)
  Comment: Please refer to Items 5, 7 and 9 on the cover sheet for the reporting person. Includes 889,368 shares of Common Stock owned by the Edward & Julia Coll Trust fbo Andrew Coll (the "Andrew Coll Trust"), 782,540 shares of Common Stock owned by the Edward & Julia Coll Trust fbo James Coll (the "James Coll Trust"), and 1,480,080 shares of Common Stock owned by the Edward & Julie Coll Trust fbo Aidan Coll (the "Aidan Coll Trust" and, together with the Andrew Coll Trust and the James Coll Trust, the "Trusts"). Ms. Maze serves as the sole trustee for each of the Trusts and has sole voting and dispositive power with respect to the Common Stock owned by the Trusts.
  Please refer to Item 11 on the cover sheet for the reporting person.The aggregate percentage of class of Pangaea Logistics Solutions Ltd.'s (the "Issuer's") Common Stock, par value $0.0001 per share (the "Common Stock"), reported herein is based upon 65,318,647 shares of Common Stock outstanding as of March 13, 2026, as reported in the Issuer's report on Form 10-K for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on March 16, 2026.

## Item 1. Issuer
Name of issuer: Pangaea Logistics Solutions Ltd.
Address of issuer's principal executive offices: 109 Long Wharf, Newport, Rhode Island 02840

## Item 2. Person Filing
Name of person filing: This statement is being filed on behalf of Maureen Maze, a United States citizen (the "Reporting Person")
Address of principal business office or, if none, residence:
The Reporting Person's business address is:
c/o Rockland Trust,
58 Main Street
Franklin, MA 02038
Attention: Mary Friel
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: 3,151,988
Percent of class: 4.83% - The number reported for "Percent of class" is based on 65, 318,647 shares of Common Stock of the Issuer outstanding as of March 13, 2026, as reported in the Issuer's report on Form 10-K for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on March 16, 2026.
Sole power to vote or to direct the vote: 3,151,988 - Shares over which Ms. Maze had sole and shared voting and dispositive power consist soley of shares held by the Trusts, of which she is sole trustee.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,151,988 - Shares over which Ms. Maze had sole and shared voting and dispositive power consist soley of shares held by the Trusts, of which she is sole trustee.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Maureen Maze: /s/Maureen Maze, Maureen Maze/Trustee (05/28/2026)